As filed with the Securities and Exchange Commission on October 24, 2018

File No. 333-227730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1

[ ] Post-Effective Amendment No. __

WILSHIRE VARIABLE INSURANCE TRUST

(Name of Registrant as Specified in Its Charter)

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 591-1568

Name and Address of Agent for Service:

Jason Schwarz

c/o Wilshire Associates Incorporated

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

Copy to:

Renee M. Hardt

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Shares of beneficial interest, without par value, of the Wilshire Global Allocation Fund, a series of the Registrant, are being registered. No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-227730) that was filed with the Commission on October 5, 2018. This Pre-Effective Amendment incorporates by reference the information contained in Parts A and B of the initial Registration Statement on Form N-14 (File No. 333-227730) under the Securities Act of 1933, as filed with the Commission on October 5, 2018.

WILSHIRE VARIABLE INSURANCE TRUST

PART C

OTHER INFORMATION

ITEM 15. Indemnification

Article V of Registrant’s Declaration of Trust, provides for the indemnification of Registrant’s trustees, officers, employees and agents against liabilities and expenses reasonably incurred by them in connection with the defense or disposition of any action, suit or other proceeding, whether criminal or civil, in which they may be involved or with which they may be threatened, while in office or thereafter, by reason of being or having been in such office, except with respect to matters as to which it has been determined that they acted in bad faith, with willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of their office.

Registrant has obtained from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions.

ITEM 16. Exhibits

(1)	(a)	Declaration of Trust and Certificate of Trust is incorporated by reference to the initial Registration Statement filed on November 8, 1996.
(b)

Written Instrument Establishing and Designating Shares of the Target Maturity Funds is incorporated by reference to Registrant’s Post-Effective Amendment (“PEA”) No. 19 filed on or about February 14, 2006.

	(c)	Written Instrument Changing the Names of the Target Maturity Funds is incorporated by reference to Registrant’s PEA No. 38 filed on or about April 30, 2009.
	(d)	Written Instrument Increasing the Number of Trustees is incorporated by reference to Registrant’s PEA No. 47 filed on or about May 1, 2011.
	(e)	Written Instrument Decreasing the number of Trustees is incorporated by reference to Registrant’s PEA No. 49 filed on or about May 1, 2012
	(f)	Written Instrument Changing the Name of the Small Cap Growth Fund is incorporated by reference to Registrant’s PEA No. 52 filed on or about May 1, 2013
	(g)	Written Instrument Changing the Name of the Balanced Fund is incorporated by reference to Registrant’s Registration Statement on Form N-14 (File No. 333-227730), filed on or about October 5, 2018.
	(h)	Written Instrument Changing the Name of the Target Maturity Funds is incorporated by reference to Registrant’s PEA No. 59 filed on or about April 29, 2016.
	(i)	Written Instrument Changing the Name of the Trust is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
(j)

Written Instrument Establishing and Designating Shares of the Growth Fund, Balanced Fund, Income Fund and Short-Term Investment Fund is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

	(k)	Written Instrument Amending the Declaration of Trust dated May 16, 2017 is incorporated by reference to Registrant’s PEA No. 63 filed on or about April 30, 2018.
(2)	(a)	Amended and Restated By-Laws dated February 23, 2016 is incorporated by reference to Registrant’s PEA No. 59 filed on or about April 29, 2016.
(3)		Not applicable.
(4)	(1)

Form of Agreement and Plan of Reorganization is incorporated by reference as Appendix A to Part A of Registrant’s Registration Statement on Form N-14 (File No. 333-227730), filed on or about October 5, 2018.

(5)		Not applicable
(6)	(a)	Investment Advisory Agreement with Wilshire Associates Incorporated for the Target Maturity Funds is incorporated by reference to Registrant’s PEA No. 20 filed on or about April 28, 2006.
(b)

Amended Investment Advisory Agreement with Wilshire Associates Incorporated dated March 1, 1999, as amended as of September 30, 2004 is incorporated by reference to PEA No. 22 filed on or about April 22, 2008.

	(c)	Amended Investment Advisory Agreement with Wilshire Associates Incorporated dated March 1, 1999, as amended, is incorporated by reference to Registrant’s PEA No. 21 filed on or about April 16, 2007.
	(d)	Amended Investment Advisory Agreement with Wilshire Associates Incorporated dated December 22, 2008 is incorporated by reference to Registrant’s PEA No. 47 filed on or about May 1, 2011.
	(e)	Amendment to Investment Advisory Agreement with Wilshire Associates Incorporated dated December 31, 2011 is incorporated by reference to Registrant’s PEA No. 49 filed on or about May 1, 2012.
	(f)	Amendment to Investment Advisory Agreement with Wilshire Associates Incorporated dated September 17, 2014 is incorporated by reference to Registrant’s PEA No. 56 filed on or about March 2, 2015.
(7)	(a)(1)	Distribution Agreement with Ultimus Fund Distributors, LLC dated October 1, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
	(a)(2)	Distribution Services Addendum with Ultimus Fund Distributors, LLC dated October 1, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
(b)

Sub-Distribution and Servicing Agreement between Ultimus Fund Distributors, LLC and Horace Mann Investors, Inc. dated October 1, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

(8)		Not applicable.
(9)	(a)(1)	Custody Agreement with The Northern Trust Company dated June 10, 2011 is incorporated by reference to Registrant’s PEA No. 49 filed on or about May 1, 2012.

(10)	(a)	Distribution and Shareholder Services Plan for the Target Maturity Funds, as amended, is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
	(b)	Distribution and Shareholder Services Plan for the Global Allocation Fund, as amended, is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
(11)		Opinion and consent of Vedder Price P.C. is incorporated by reference to Registrant’s Registration Statement on Form N-14 (File No. 333-227730), filed on or about October 5, 2018.
(12)		Not applicable.
(13)	(a)(1)	Participation Agreement with Horace Mann Life Insurance Company dated June 20, 2005 is incorporated by reference to Registrant’s PEA No. 46 filed on or about April 30, 2010.
(a)(2)

Amended Schedule A dated October 1, 2016 to the Amended and Restated Participation Agreement dated June 20, 2005 with Horace Mann Life Insurance Company is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

(b)

Amended and Restated Fund Participation Agreement with Annuity Investors Life Insurance Company dated October 1, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

	(c)	Fund Participation Agreement with Jefferson National Life Insurance Company dated October 1, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
	(d)	Master Services Agreement with Ultimus Fund Solutions, LLC dated October 1, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
	(e)(1)	Securities Lending Authorization Agreement with The Northern Trust Company dated January 23, 2012 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.
(e)(2)

First Amendment to Securities Lending Authorization Agreement with The Northern Trust Company dated January 23, 2012 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

(e)(3)

Second Amendment to Securities Lending Authorization Agreement with The Northern Trust Company dated April 30, 2015 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

(e)(4)

Third Amendment to Securities Lending Authorization Agreement with The Northern Trust Company dated August 31, 2016 is incorporated by reference to Registrant’s PEA No. 61 filed on or about April 21, 2017.

	(f)	Expense Limitation Agreement for the Target Maturity Funds dated May 1, 2018 is incorporated by reference to Registrant’s PEA No. 63 filed on or about April 30, 2018.
	(g)	Expense Limitation Agreement for the Global Allocation Fund dated May 1, 2018 is incorporated by reference to Registrant’s PEA No. 63 filed on or about April 30, 2018.
(14)		Consent of independent registered public accountant is incorporated by reference to Registrant’s Registration Statement on Form N-14 (File No. 333-227730), filed on or about October 5, 2018.

(15)	Not applicable.
(16)

Power of Attorney for George Zock, Roger A. Formisano, Edward Gubman and Suanne K. Luhn is incorporated by reference to Registrant’s Registration Statement on Form N-14 (File No. 333-227730), filed on or about October 5, 2018.

(17)	Not applicable.

ITEM 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant in the City of Santa Monica, and the State of California, on the 24th day of October, 2018.

WILSHIRE VARIABLE INSURANCE TRUST

By:	/s/ Jason A. Schwarz
Jason A. Schwarz, President

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	Roger Formisano*	Trustee	October 24, 2018
Roger Formisano

	Edward Gubman*	Trustee	October 24, 2018
Edward Gubman

	Suanne K. Luhn*	Trustee	October 24, 2018
Suanne K. Luhn

	George J. Zock*	Trustee	October 24, 2018
George J. Zock

	/s/ Michael Wauters	Treasurer	October 24, 2018
Michael Wauters

	/s/ Jason A. Schwarz	President and Trustee	October 24, 2018
Jason A. Schwarz

*By:	/s/ Michael Wauters		October 24, 2018
Michael Wauters
As Attorney-in-Fact and Agent pursuant to the powers of attorney filed herewith.